UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Standard Lithium Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

853606101

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS KSP Standard Lithium Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,480,083 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,480,083 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,480,083 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON OO

(1)	KSP Standard Lithium Investments, LLC purchased 13,480,083 common shares from Standard Lithium Ltd. (the “Issuer”) in a private placement.

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS Koch Strategic Platforms, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,480,083 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,480,083 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,480,083 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON OO

(1)

Represents 13,480,083 common shares held by KSP Standard Lithium Investments, LLC. These Issuer securities may be deemed to be beneficially owned by Koch Strategic Platforms, LLC by virtue of its 100% ownership of KSP Standard Lithium Investments, LLC.

CUSIP: 853606101

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,480,083 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,480,083 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,480,083 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON CO

(1)

Represents 13,480,083 common shares held by KSP Standard Lithium Investments, LLC. These Issuer securities may be deemed to be beneficially owned by virtue of Koch Industries, Inc.’s indirect ownership of KSP Standard Lithium Investments, LLC.

CUSIP: 853606101

Item 1(a). Name of Issuer: Standard Lithium Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 375 Water Street, Suite 110, Vancouver, British Columbia, Canada V6B 5C6

Item 2(a). Name of Person Filing:

KSP Standard Lithium Investments, LLC (“KSP Lithium”)

Koch Strategic Platforms, LLC (“KSP”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common shares, without par value (“Common Shares”).

Item 2(e).CUSIP No.: 853606101.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 144,592,993 Common Shares outstanding as of September 30, 2021, as reported in Exhibit 99.1 to the Form 6-K filed by the Issuer on November 12, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

KSP Lithium is 100% owned by KSP, and KSP is 100% owned by Koch Industries.

Koch Industries and KSP may be deemed to beneficially own the Common Shares held by KSP Lithium by virtue of Koch Industries’ ownership of KSP and KSP’s ownership of KSP Lithium. The filing of this Schedule 13G shall not be construed as an admission that either KSP or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

CUSIP: 853606101

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 853606101

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2021

KSP Standard Lithium Investments, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Strategic Platforms, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP: 853606101

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement